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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th floor
(No. and Street)

New York, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara Stempler 212.603.7521
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Mara Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securities Inc., as of December 31, 2011, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

FRANK A. PASSANTINO
Notary Public, State of New York
No. 01PA4978986
Qualified in NY County
Commission Expires March 18, 2015

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 1 9 2012
310

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

BURNHAM SECURITIES INC.

December 31, 2011

BURNHAM SECURITIES INC.

TABLE OF CONTENTS



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 15, 2012

BURNHAM SECURITIES INC.
Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 171,076
Due from broker	633,685
Commissions and fees receivable	188,541
Securities owned, at fair value	39,209
Receivable from affiliate	12,164
Other assets	153,592
Total assets	$ 1,198,267
LIABILITIES, SUBORDINATED LIABILITY AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions payable	$ 147,587
Accounts payable and accrued expenses	614,146
	761,733
Subordinated liability	300,000
Total liabilities	300,000
STOCKHOLDER'S EQUITY	
Common stock, par value $0.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	6,970,095
Accumulated deficit	(6,833,571)
Total stockholder's equity	136,534
Total liabilities and stockholder's equity	$ 1,198,267

The accompanying notes are an integral part of this statement.

1. NATURE OF BUSINESS

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). All transactions on behalf of customers are cleared on a fully disclosed basis with its clearing broker, J.P. Morgan Clearing Corp. The Company's customers are located in various regions throughout the United States. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

The Company has reported a significant net loss. In the first quarter of 2012, a group of investors interested in purchasing a majority stake of Burnham Financial Group (BFG) signed a letter of intent (LOI) dated January 20, 2012. Two of the investors are current employees of the Company and the others are outside parties. Under the LOI $500,000 was funded to BFG on February 14, 2012 in the form of a convertible note payable and additional funding of $1,000,000 is scheduled through the second quarter. The transaction is subject to regulatory approval. Management has also taken certain steps to reduce compensation, other operating costs and is actively working on opportunities to increase revenues in 2012. The Parent's principal shareholder has also committed to provide financial support to the Company and its affiliate, if needed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses reflected in income. Investments which are listed on a national securities exchange or the NASDAQ national market are valued at their last sales price. Investments which are not listed are valued at their last closing "bid" price if held "long" by the Company and last closing "asked" price if sold "short" by the Company. Investments not listed on an exchange or for which market quotations cannot be obtained are presented at estimated fair value as determined by management of the Company. Restricted securities are valued at market less an adjustment to reflect a discount for the restricted holding period. Subsequent market fluctuations may require purchasing securities sold, but not yet purchased, at prices which may differ from the values reflected on the statement of financial condition. Interest income and expense are recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

The Company adopted the guidance issued by the Financial Accounting Standards Board to establish accounting and reporting standards related to fair value measurement effective January 1, 2008. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to

measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

- Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
- Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which trade infrequently)
- Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
- Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

3. TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customer and proprietary security transactions are performed by its clearing broker pursuant to a clearing agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Valuation allowances are recorded for any uncollateralized customer obligations doubtful of collection. As of December 31, 2011, no valuation allowance was required.

It is the policy of the Company to monitor the credit standing of the clearing broker with whom it conducts its business.

4. SECURITIES OWNED, AT FAIR VALUE

As required by the accounting standards, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common stock, at fair value	$ 39,209	$ -	$ -	$ 39,209
	$ 39,209	$ -	$ -	$ 39,209

5. PROPERTY AND EQUIPMENT

Property and equipment included in other assets, net on the statement of financial condition consist of the following:

Office equipment	$ 150,826
Furniture and fixtures	136,240
Leasehold improvements	20,569
Less accumulated depreciation and amortization	(290,243)
	$ 17,392

6. INCOME TAXES

The Company elected to qualify as an S Corporation under the Internal Revenue Code, and is included in the Parent's combined tax return, which also includes BAM. The shareholders of the Parent are responsible for their proportionate share of federal income taxes. Therefore, no provision for federal income taxes has been provided in these financial statements. For accounting purposes, the Company is allocated state and local taxes pro rata based upon its contribution of taxable income to the combined group. Under an informal tax sharing arrangement, no tax benefit is allocated to group members with cumulative net operating losses.

The Company adopted the provisions of the FASB guidance on accounting for uncertainty in income taxes on January 1, 2009. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2011, the Company did not have any material uncertain tax positions.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital of $ 261,711, which exceeded its requirement of $100,000 by $161,711.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

Under the rule 15c3-1, a broker-dealer is not permitted to have the principal balance of subordinated debt exceed 70% of the total of subordinated debt and stockholder's equity (Debt-Equity Ratio) for a period in excess of 90 days. At December 31, 2011, the Company's Debt-Equity Ratio was 69%.

8. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company and BAM share certain expenses primarily for office space and shared personnel. The Company recorded total rent and occupancy costs and employee compensation and benefits of $779,259 and $2,457,093 respectively, which included its share of the rent and shared personnel expenses.

The Company has a subordinated loan outstanding from BAM in the amount of $300,000. The loan has a maturity date of October 31, 2014, and an interest rate of 3.25% per annum. The Company recorded $14,125 in interest on this loan during the year. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $1,625 representing interest payable on this loan at December 31, 2011. Carrying value for this loan approximates fair value based upon the market rate of interest.

This subordinated loan agreement with BAM is approved by the FINRA and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company received $113,521 in commissions for trade executions from Burnham Investors Trust (the "Trust"). As distributor of the Trust, the Company received $27,676 in sales loads and $649,360 in distribution fees. In connection with distribution of the Trust, the Company pays networking fees and account level charges for various distributors. Asset based fees in connection with distribution of the Trust are an obligation of BAM.

The Company received $187,046 from BAM for its share of clearing charges.

The Parent made and authorized capital contributions of $200,000.

9. COMMITMENTS

The Company leases office space under noncancelable operating leases through April 30, 2014, for its branch offices. Future minimum lease payments under the noncancelable operating leases are as follows at December 31:

Year Ending December 31,		
2012	$	38,506
2013		39,819
2014		41,124
2015		42,433
2016		25,198

During 2011, the Company incurred rent expense of $710,322 of which $675,289 was allocated from an affiliate for shared office space, as discussed in Note 8.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2011 through March 15, 2012, the date the financial statements were issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements except for the following:

The Parent authorized and made capital contributions of $100,000 and $80,000 in January 2012 and February 2012 respectively.